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Tel: (604) 696-3000
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Toronto Stock Exchange: G   **New York Stock Exchange: GG**

(All Amounts in $US unless stated otherwise)

GOLDCORP ACHIEVES 2012 GOLD PRODUCTION AND CASH COST FORECAST; FIVE-YEAR GOLD PRODUCTION GROWTH PROFILE FORECAST AT 70%

VANCOUVER, BRITISH COLUMBIA, JANUARY 7, 2013 – GOLDCORP INC. (TSX: G, NYSE: GG) today announced gold production and cash costs for 2012 and provided production and cash cost guidance for 2013 and the five-year period ending 2017.

Highlights

- Strong fourth quarter 2012 gold production totaling 696,700 ounces, with total 2012 gold production of 2.39 million ounces, within previous guidance.
- Forecast 2013 gold production to grow approximately 10% to between 2.55 and 2.80 million ounces.
- Forecast five-year gold production to increase to 4.0 - 4.2 million ounces by 2017.
- Forecast average five year by-product cash costs[1] expected to remain below $500 per ounce.
- Dividend increases 11% to $0.60 per share.
- Adopting all-in sustaining cash cost[1] reporting measure for 2013.

Goldcorp's year-end financial statements are scheduled to be released on February 14, 2013. The final calculation of operating costs has not yet been completed, but total cash costs for all of 2012 are expected to be approximately $315 per ounce of gold on a by-product basis and approximately $645 per ounce of gold on a co-product basis.

"Delivering a strong fourth quarter and achieving our revised forecast gold production and cash cost guidance is a very positive conclusion to what was a challenging year," said Chuck Jeannes, Goldcorp President and Chief Executive Officer.   After earlier production delays at Red Lake, this cornerstone mine ended the year with operational stability, High Grade Zone gold reserves intact, and newly-discovered mineralized zones that hold the potential to contribute to the production profile over the longer term.   At Peñasquito, water availability issues limited throughput rates and affected economic efficiency, masking the emerging strength of the operation as a key engine of cash flow growth in just its second full year in commercial production. The rest of our mine portfolio performed according to expectations in 2012.

"Looking forward, we expect to deliver meaningful production growth in 2013, driven by solid performance expected throughout the portfolio as well as the ramp-up in production at the Pueblo Viejo joint venture in the Dominican Republic. Pueblo Viejo represents the first leg of new gold growth as a result of our multi-year investment in new growth projects. Cerro Negro in Argentina remains positioned to be the next, adding substantial new gold production in 2014, with Éléonore expected to make a significant contribution in 2015. Our five-year gold production profile builds steadily over the next several years, culminating in forecast gold production growth of approximately 70% by 2017.

"Just as important as the number of gold ounces we expect to add is the quality of those gold ounces, which we believe is critical to growing shareholder value over time. Goldcorp's emphasis has always been on growth in cash flow as opposed to growth in new ounces. We will remain disciplined stewards of shareholder capital by focusing on high quality, high return projects and returning capital to shareholders in the form of increased dividends, and we were pleased to announce today an 11% dividend increase to $0.60 per share annually. We remain committed to continuous improvements in the way in which we assess and account for the risks inherent in our business. We believe this has resulted in a carefully considered, high quality and realistic five-year growth plan that demonstrates the unique investment proposition that Goldcorp shares continue to represent."

2013 Guidance

Goldcorp expects to produce between 2.55 and 2.80 million ounces of gold in 2013. Production is expected to build in the second half of the year based on the ramp up at Pueblo Viejo and higher grades late in the year at Peñasquito.

Working with the World Gold Council, the Company is adopting an "all-in sustaining cash cost" measure that the Company believes more fully defines the total costs associated with producing gold. All-in sustaining cash costs include by-product cash costs, sustaining capital, corporate general & administrative expenses and exploration expense. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included in the calculation. A full reporting of cash activities will continue to be available in the Company's quarterly financial statements and Goldcorp will continue to report cash costs on a by-product and co-product basis in addition to all-in sustaining cash costs. For 2013, the Company estimates all-in sustaining cash costs of $1,000 to $1,100 per ounce compared to approximately $865 per ounce in 2012. Cash costs are forecast at between $525 to $575 per ounce on a by-product basis and between $700 to $750 per ounce on a co-product basis. Cash costs are expected to rise from 2012 levels primarily due to industry-wide cost inflation and the impacts of lower grades and by-product production at Peñasquito.

Forecast 2013 silver production is expected at between 29 and 31 million ounces (including approximately 20 to 21 million ounces at Peñasquito). Zinc production is expected to be between 285 and 305 million pounds and lead production is forecast between 145 and 160 million pounds. Copper production is forecast between 95 and 100 million pounds. On a gold equivalent basis[2], Company-wide forecast 2013 gold production totals approximately 3.5 million to 3.8 million ounces.

Assumptions used to forecast total cash costs and gold equivalent calculation for 2013 include: $1,600 per ounce for gold; by-product metals prices of $30.00 per ounce silver; $3.50 per pound copper; $0.90 per pound zinc; $0.90 per pound lead, an oil price of $100.00 per barrel and the Canadian dollar and Mexican peso at $1.00 and $12.75 respectively to the US dollar. The Company continues to evaluate opportunities to contain input costs and minimize foreign exchange risk through the hedging of both fuel and currencies. For year-over-year comparative purposes, using actual metals prices and foreign exchange rates realized in 2012, Goldcorp's by-product cash costs for 2013 would be forecast at $500 per ounce of gold. Mine-by-mine actual 2012 gold production results and estimated 2013 gold production are as follows:

Mine	2012 Production	2013 Forecast
Red Lake	507,500	475,000 – 510,000
Peñasquito	411,300	360,000 – 400,000
Los Filos	340,400	340,000 – 350,000
Pueblo Viejo (40.0%)	41,200	330,000 – 435,000
Porcupine	262,800	270,000 – 280,000
Musselwhite	239,200	250,000 – 260,000
Marlin	207,300	185,000 – 200,000
Alumbrera (37.5%)	136,600	120,000 – 125,000
Marigold (66.7%)	96,300	95,000 – 100,000
El Sauzal	81,800	70,000 – 80,000
Wharf	68,100	55,000 – 60,000
Total	**2,392,500**	**2,550,000 – 2,800,000**

Canada

At Red Lake, gold production is expected to remain stable at between 475,000 to 510,000 ounces. An increase in tonnes through the mill from mining of additional sulphide areas at the Red Lake complex is expected to slightly decrease gold grade. De-stressing activities are expected to effectively manage seismicity, with a single de-stress slot planned at the 46/47 level.

Successful drilling during 2012 resulted in the discovery of the NXT zone adjacent to the High Grade Zone. Five drills will continue to define and extend the zone between the 48 and 57 levels and beyond, with the objective of identifying the up-plunge extents. Construction is progressing on an exploration drift at the 47 level with expected completion by the end of the current quarter that will provide a platform to increase drill density for conversion of resources to reserves. Additional exploration work in the High Grade Zone will focus on a newly-discovered structure at the bottom of the 4699 ramp.

At Cochenour, construction of the five-kilometre haulage drift to connect the Cochenour shaft with the Red Lake mine on the 5100 level advanced to 68% complete at the end of 2012 with expected completion by the end of the first quarter of 2014. Upon completion, the drift will enable ore from the Cochenour/Bruce Channel deposit to be hauled directly to the Red Lake mine for processing at the existing mill facilities. During 2013, exploration drilling from the haulage drift will continue to test the unexplored ground at depth in the heart of the prolific Red Lake gold district.

A study of the overall project has been completed that has concluded that the center of the Bruce Channel ore body is lower than previously expected, necessitating the deepening of the Cochenour shaft by 245 meters. This has resulted in a scope change that is expected to increase the initial capital spend to $540 million in current dollars and move first gold production into the first half of 2015. Following ramp-up to full production, forecast life-of-mine gold production from Cochenour is expected to be between 225,000 – 250,000 ounces per year.

At Porcupine in Ontario, gold production in 2013 is expected to be between 270,000 and 280,000 ounces. The Hoyle Pond Deep project continued to advance to access both depth extensions of current ore bodies and newly-discovered zones and to enhance flexibility and efficiencies throughout the operation. Pending the receipt of permits, initial production from the new Hollinger open pit project is expected early in 2013.

At Musselwhite in Ontario, gold production is expected to increase slightly as mining continues to progress in the PQ Deeps and Lynx zones. Exploration will continue to focus on the northern extension of the Lynx Zone from surface and underground, drilling of the West Limb and the underground extension of the PQ Deeps. Surface drilling from barges has returned encouraging results on the Lynx Zone and additional mineralized shear zones have been intersected on the West Limb.

At Éléonore in Quebec, first gold production remains on track for late 2014. In December, the production shaft sinking commenced. Underground exploration drilling from the recently-completed Gaumond exploration shaft will accelerate in 2013, enabling further definition drilling of the deep portion of the Roberto deposit to proceed. The exploration ramp excavation continued to progress and has now reached over 2,500 metres in length. Currently, four diamond drills are conducting definition drilling from strategic working platforms in the ramp. Consistent with the Company's focus on capital discipline, the results of this drilling effort will guide the pace of progress and overall capital spending of the production shaft sinking, which stood at 83 metres at year-end. Work to date indicates an increase in initial capital to $1.75 billion in current dollars due to additional permits required related to water treatment as well as overall project cost escalation. Ongoing work with regard to mine planning and initial development capital is expected to be completed during the current quarter and may result in a further increase to initial capital. Forecast average life-of-mine gold production from Éléonore at full production is approximately 600,000 ounces per year.

Mexico

At Peñasquito, the Company will continue to bring additional water wells into production within the Cedros Basin in addition to new dewatering wells within the Chile Colorado pit. The additional water wells in 2013 are expected to increase mill throughput to 105,000 tonnes per day compared to 98,800 tonnes per day achieved in the fourth quarter of 2012. A water and tailings study to develop a comprehensive long-term water strategy for the Peñasquito district is underway and expected to be completed during the first half of 2013. Mining in a lower grade portion of the pit over the first half of the year is also expected to impact overall production, which is forecast between 360,000 and 400,000 gold ounces for 2013. On a gold equivalent basis, Peñasquito production is expected to total approximately 895,000 to 970,000 ounces.

During 2013, a number of efficiency improvements are being implemented that are expected to provide incremental but meaningful improvements in productivity during the year. Construction and commissioning of the Waste Rock Overland Conveyor System was completed in the fourth quarter of 2012 and is expected to result in important operating cost savings compared to truck haulage.

During 2012, a study of the Camino Rojo project near Peñasquito was completed that contemplates a heap leach facility to process near-surface oxide and transition mineralization. The study demonstrated strong financial returns but does not consider recent positive exploration results in the sulphide portions of the deposit. Until the sulphide opportunity is more thoroughly understood, development and construction of the heap leach facility will be deferred. Work will continue in 2013 on exploration, permitting and metallurgical testing.

Central and South America

At Marlin in Guatemala, production in 2013 is expected to decrease slightly, with a greater proportion of the production from the lower-grade West Vero zone. The mine will remain exclusively an underground operation. Exploration drilling will continue to focus on near-mine targets including the West Marlin, Delmy and Coral mineralization.

At Pueblo Viejo, modifications to one of the four autoclaves were successfully completed in December and will be replicated on the other three autoclaves in first half of 2013. Completion is expected to drive strong 2013 production of between 330,000 and 435,000 gold ounces on a 40% basis. Risks included in the guided production range include slower-than expected plant throughput ramp-up in the initial year of commercial production and potential impacts of power availability, although grid power has been reliable to date. As part of a longer-term, optimized power solution for Pueblo Viejo, construction progressed on a 215 MW dual fuel power plant which is expected to commence operations in mid-2013. Upon commissioning, the new plant is expected to provide dedicated long-term power to the project.

The Cerro Negro project in the province of Santa Cruz, Argentina remains on track for first gold production in late 2013 with negligible gold production anticipated. With production expected to average 525,000 ounces of gold in its first five full years of production and cash costs expected to average less than $350 per ounce, Cerro Negro is well-positioned as Goldcorp's next cornerstone gold mine. Underground ramp development of the Eureka vein has advanced to more than 2,100 metres of the total 3,900 metres planned. The Eureka stockpile now contains an estimated 40,300 tonnes at an estimated grade of 11.1 grams per tonne gold and 204 grams per tonne silver. Along with Eureka, the Mariana Central and Mariana Norte veins will provide the initial production at Cerro Negro, where work on the production ramps continues to progress on schedule. Ramp development at Mariana Central has reached 475 metres and at Mariana Norte, ramp development has reached 310 metres. Overall Engineering, Procurement and Construction Management was 55% complete at the end of 2012. Exploration drilling planned for 2013 will focus on extending Mariana Central, Mariana Norte and San Marcos veins, all of which remain open at depth and along strike, as well as on testing newly-discovered veins. Significant cost inflation in Argentina, country factors and overall cost escalation has increased the initial estimated capital expenditure at Cerro Negro to $1.35 billion in current dollars.

The El Morro project in Chile remains suspended since April 30, 2012 pending the resolution by the Chilean environmental permitting authority (the Servicio de Evaluación Ambiental or SEA) of certain permitting deficiencies specifically identified by a decision of the Antofogasta Court of Appeals. The Company continues to work with the Chilean authorities and local communities to rectify these deficiencies which include advancing the consultation process. Other project activities are focused on gathering information to support permit applications for submission following the completion of the administrative process and optimization of the project economics including securing long-term power supply.

Financial Guidance

Approximately $900 million in cash at year-end, an undrawn $2 billion credit facility and continuing strong cash flows in 2013 are expected to provide the liquidity to fund the Company's peer-leading growth profile. Capital expenditures for 2013 are forecast at approximately $2.8 billion, of which approximately 60% is allocated to projects and 40% to operations. Major project capital expenditures in 2013 include approximately $775 million at Cerro Negro, $650 million at Éléonore, $100 million at Cochenour, and $50 million at Camino Rojo.

Exploration expenditures in 2013 are expected to total approximately $225 million, of which approximately one third will be expensed. Goldcorp's primary focus will remain on the replacement of reserves mined throughout the year and on extending existing gold zones at all of its mines and projects. In addition, investments will be made in enhancing the Company's early-stage exploration pipeline. General and administrative expense is forecast at $180 million which excludes stock option expense estimated at $80 million for the year. Depreciation, depletion and amortization expense is expected to be approximately $335 per ounce of gold sold subject to the Company finalizing its year-end 2012 reserve and resource calculation. The Company expects an overall effective tax rate of 29% for 2013.

Five Year Forecast

Goldcorp's production profile continues to evolve toward a model comprised of sustained, low-cost gold production from large cornerstone projects. Gold production is forecast to grow approximately 70% over the next five years to 4.0 to 4.2 million ounces in 2017. New projects will make significant contributions to this growth, with first gold production forecast from new projects as follows: Cerro Negro, late 2013; Éléonore, late 2014; Cochenour, first half 2015; Camino Rojo, 2016. Year-by-year gold production is forecast as follows:

Year	Forecast Gold Production
2013	2.55 to 2.8 million ounces
2014	3.2 to 3.5 million ounces
2015	3.5 to 3.8 million ounces
2016	3.8 to 4.0 million ounces
2017	4.0 to 4.2 million ounces

At metals prices of $27.60 per ounce silver, $3.50 per pound copper, $0.94 per pound zinc and $0.94 per pound lead, forecast average five year by-product cash costs are expected to remain below $500 per ounce, positioning the Company for sustained margins and cash flow growth over the long term.

Conference Call Details

A conference call will be held on January 8, 2013 at 8:00 a.m. (PDT) to discuss the guidance release. Participants may join the call by dialing toll free 866-223-7781 or 416-340-8018 for calls from outside Canada and the US. A recorded playback of the call can be accessed after the event until February 8, 2013 by dialing 800-408-3053 or 905-694-9451 for calls outside Canada and the US. Pass code: 3793211. A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged

The scientific and technical information concerning Goldcorp's mineral properties contained herein is based upon information prepared by or under the supervision of Maryse Belanger, P. Geo., Senior Vice President, Technical Services of Goldcorp who is a "qualified person" within the meaning of National Instrument 43-101.

1. The Company has included non-GAAP performance measures, total cash cost per gold ounce and all-in sustaining cash cost per gold ounce, throughout this document. The Company reports both of these measures on a sales basis.

   Total cash cost per gold ounce in the gold mining industry is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. All-in sustaining cash costs include by-product cash costs, sustaining capital, corporate general & administrative expenses and exploration expense.

   The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

2. Gold equivalent ounces are calculated using the following assumptions: $1,600 per ounce for gold; by-product metal prices of $30.00 per ounce silver; $3.50 per pound copper; $0.90 per pound zinc; and $0.90 per pound lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it with the gold price.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2011 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
website: www.goldcorp.com